Exhibit 99.1

IAMGOLD provides exploration update on its wholly-owned Pitangui project, Brazil

All monetary figures are expressed in U.S. dollars.

TORONTO, July 7, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from ongoing exploration at the Company's wholly-owned Pitangui gold project in Brazil.

Assay results have been received for a further 24 diamond drill holes totalling 9,802 metres from a total of 61 drill holes totalling 22,406 metres completed on the São Sebastião deposit as part of an ongoing delineation drilling program initiated in 2014.  A drill hole location plan is provided with this news release.

The drilling results are provided in Table 1 below, and include the following highlights:

•	Drillhole FJG-084: 11.93 metres grading 5.59 g/t gold Including: 2.24 metres grading 14.80 g/t gold
•	Drillhole FJG-086: 7.65 metres grading 5.25 g/t gold 11.98 metres grading 6.84 g/t gold Including: 3.45 metres grading 17.02 g/t gold
•	Drillhole FJG-088: 7.38 metres grading 8.12 g/t gold
•	Drillhole FJG-105: 7.61 metres grading 9.78 g/t gold Including: 4.35 metres grading 16.56 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The planned infill delineation drilling program is nearing completion and the results we are reporting further confirm the continuity of the targeted zones, intersecting thicker intervals of high grade mineralization. We look forward to reporting the final assay results and incorporating them into a revised resource estimate targeted for completion by year end."

Pitangui Gold Project, Brazil

The Pitangui project, located approximately 110 kilometres northwest of the city of Belo Horizonte in Minas Gerais State, Brazil, comprises approximately 180 square kilometres of exploration licenses and license applications covering the Archean aged Pitangui greenstone belt.  Current mineral resources for the São Sebastião deposit comprise an estimated inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces (effective January 9, 2014; see news release dated April 9, 2014).

Gold mineralization is hosted by a series of parallel and complexly folded horizons of banded iron formation ('BIF') separated by mafic volcanic and minor sedimentary units within the lower greenstone belt stratigraphy.  Within the iron formations, gold mineralization is associated with sulphide replacement of primary magnetite bands, characterized by the presence of pyrrhotite and lesser amounts of arsenopyrite, pyrite, and chalcopyrite.  Drilling to date has identified two main mineralized horizons, referred to as "Biquinho" and "Pimentoa", that occur approximately 100 metres apart vertically.

Several active mining operations in the Brazilian Iron Quadrangle exploit gold deposits of a comparable age, host rock type and mineralization style.  Examples include AngloGold Ashanti's Cuiabá and Lamego deposits.

Next Steps

The planned infill delineation drilling program is now largely completed pending a final permit to allow drill pad access in an area covering a potential up plunge extension over a 200m gap located to the southeast of the main area of infill drilling. Remaining assay results will be reported once they are received and validated.  These results will be incorporated in an updated resource model due for completion by year end.

Ongoing exploration will now focus on the follow up of conductive targets identified from a 660 line kilometre heli-borne VTEM (Versatile Time Domain Electro-Magnetic) survey completed in late 2014.  The targets are similar to the conductive anomaly associated with the São Sebastião deposit and will be prioritized for evaluation in future drilling programs.

Technical Information and Quality Control Notes

The Pitangui project drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and analysis of drill core is monitored through the implementation of a quality assurance - quality control program designed to follow industry best practice. Drill core (HQ and NQ size) samples were selected by IAMGOLD geologists and cut lengthwise with a diamond saw at the project site. Half of the core is retained on site for future reference. Sample intervals range between 0.4 and 1.0 metres in length. Samples were prepared at the ACME Analytical Laboratory in Vespasiano, Brazil, shipped to ACME Analytical Laboratory in Vancouver, Canada (by ACME) and assayed for gold using a standard fire assay procedure and an atomic absorption finish (ACME codes G601 and G610).

Qualified Persons

The information in this news release was prepared under the supervision of and reviewed and verified by Craig MacDougall, P.Geo., SVP, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Pitangui Project Drilling Results

Hole#	Córrego Alegre UTM, Zone 23S			AZ	DIP	EOH	ZONE	From	To	Length	Gold
	Easting	Northing	Elevation					(m)	(m)	(m)	(g/t)
FJG83	533987	7818463	819	-60	-60	464.09		No significant result
FJG84	534233	7817987	792	-60	-60	399.87	Tomate	23.89	26.53	2.64	3.30
							Upper Biquinho	133.62	136.64	3.02	5.84
							Lower Biquinho	148.61	156.82	8.21	3.59
Including								148.61	150.82	2.21	6.88
								154.93	156.82	1.89	7.02
							Upper Pimentão	236.73	246.63	9.90	3.11
Including								241.12	246.04	4.92	5.22
							Middle Pimentão	255.56	258.75	3.19	3.46
							Lower Pimentão	315.32	327.25	11.93	5.59
Including								315.32	317.56	2.24	14.80
								318.77	324.47	5.70	5.38
FJG85	533640	7818259	809	-60	-60	600.00	Biquinho	311.16	313.42	2.26	7.79
FJG86	534245	7817927	805	-60	-60	367.17	Biquinho	119.90	127.55	7.65	5.25
Including								119.90	121.87	1.97	6.47
								124.63	127.55	2.92	8.40
							Upper Pimentão	224.94	236.92	11.98	6.84
Including								228.79	232.24	3.45	17.02
							Lower Pimentão	257.36	262.61	5.25	3.18
Including								259.10	261.92	2.82	5.35
FJG87	534248	7818580	812	-60	-60	514.48	Biquinho	439.12	442.06	2.94	4.05
FJG88	534213	7817881	804	-60	-60	358.00	Upper Biquinho	90.41	95.63	5.22	3.50
Including								93.74	95.63	1.89	8.06
							Middle Biquinho	111.14	118.52	7.38	8.12
							Lower Biquinho	125.19	128.80	3.61	4.54
							Upper Pimentão	214.29	217.86	3.57	5.19
							Lower Pimentão	262.23	263.33	1.10	9.80
FJG89	534129	7818604	821	-60	-60	531.02		No significant result
FJG90	534228	7817846	816	-60	-60	354.01	Biquinho	104.98	107.90	2.92	3.04
							Upper Pimentão	210.90	213.22	2.32	4.60
FJG91	534237	7818431	788	-60	-60	594.35	Upper Biquinho	368.76	372.03	3.27	3.37
FJG92	534298	7817932	810	-60	-60	330.93	Biquinho	116.47	127.10	10.63	3.68
Including								118.89	124.39	5.50	5.03
							Lower Pimentão	269.95	272.41	2.46	3.33
FJG93	534330	7817902	813	-60	-60	309.59	Biquinho	109.74	111.81	2.07	6.22
							Pimentão	223.72	225.88	2.16	6.13
FJG94	534312	7818500	796	-60	-60	449.95	Upper Biquinho	387.60	389.67	2.07	3.61
							Lower Biquinho	409.39	412.38	2.99	3.88
FJG95	534375	7818000	801	-60	-60	371.51		No significant result
FJG96	534417	7817974	801	-60	-60	234.76	Biquinho	144.00	146.00	2.00	8.77
FJG97	534333	7818385	779	-60	-60	385.63	Biquinho	329.00	334.89	5.89	4.58
FJG98	534407	7818460	797	-60	-60	438.92		No significant result
FJG99	534372	7817935	809	-60	-60	319.37	Pimentão	243.14	247.72	4.58	4.32
FJG100	534382	7818567	810	-60	-60	510.99		No significant result
FJG101	534306	7817999	797	-60	-60	352.26		No significant result
FJG102	534290	7818067	787	-60	-60	429.17	Upper Biquinho	179.56	181.98	2.42	4.97
							Lower Biquinho	212.31	216.18	3.87	6.32
Including								212.31	214.25	1.94	11.98
FJG103	534320	7818637	806	-60	-60	496.20		No significant result
FJG104	534235	7817583	855	-60	-60	284.50	Biquinho	181.18	185.35	4.17	3.78
FJG105	534237	7818061	788	-60	-60	420.17	Tomate	46.4	48.47	2.07	3.16
							Biquinho	175.04	182.65	7.61	9.78
Including								177.65	182.00	4.35	16.56
FJG106	534235	7817583	855	-77	-77	285.02	Biquinho	208.67	210.88	2.21	7.65
•	Drill hole intercepts are calculated using a minimum downhole length of 2 meters, a cut-off grade of 1.0 g/t gold, are uncapped and may include up to 5 metres of internal dilution.
•	Higher grade sub-intervals are highlighted. Intercepts are calculated using a minimum downhole length of 1 meter, are uncapped and do not include internal dilution.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 07-JUL-15